FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)  (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)  (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated September 25, 2008, regarding filing with the Chinese State Food and Drug Administration for the approval of high dosage formulation of EPIAO.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Kevin Sow Peng Teo
Name:	Kevin Sow Peng Teo
Title:	Chief Financial Officer

Date: October 7, 2008

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated September 25, 2008, regarding filing with the Chinese State Food and Drug Administration for the approval of high dosage formulation of EPIAO.

FOR IMMEDIATE RELEASE

Contacts:

Investor Contact: Kevin Teo, CFO 3SBio Inc. +86 24 2581 1820	Investor Relations (US): Mahmoud Siddig Taylor Rafferty +1 (212) 889-4350
Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712	Media Contact: Jason Marshall Taylor Rafferty +1 (212) 889-4350

3SBIO INC. FILES FOR SFDA APPROVAL OF HIGH-DOSE (36,000 IU) EPIAO

SHENYANG, PRC — September 25, 2008 — 3SBio Inc. (NASDAQ: SSRX), a leading biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China, today announced that it has filed with the Chinese State Food and Drug Administration (SFDA) for approval of a 36,000 IU dosage formulation of EPIAO for the treatment of anemia associated with chemotherapy in cancer patients. If approved, high-dose EPIAO would be the only dosage form of this kind available in China.

High dose EPIAO is designed for the rapid restoration of hemoglobin to normal levels among cancer patients. The 36,000 IU dosage is comparable to the standardized dose used globally for the chemotherapy-induced anemia, allowing for less frequent administration than lower dosage forms, which in turn is expected to provide greater convenience for both patients and caregivers. The clinical trial examined the safety and efficacy of a weekly subcutaneous injection of 36,000 IU EPIAO in oncology patients compared with a regimen of three times per week administration of 10,000 IU EPIAO. The results showed that 70% of the patients receiving high-dose EPIAO injections had Hemoglobin improvement of 1-2 g/dL from baseline, similar to those receiving three times per week dosing of 10,000 IU EPIAO. More importantly, the weekly administration of 36,000 IU EPIAO demonstrated equivalent safety and tolerability profiles as the three times per week 10,000 IU EPIAO.

Commenting on the news, Dr. Jing Lou, CEO of 3SBio, said, “I am pleased to announce that we have reached another important milestone for one of our key pipeline products. The submission for approval of high-dose EPIAO is based on positive data which demonstrates that an once a week injection of 36,000 IU high-dose EPIAO is as effective as the three times per week 10,000 IU low-dose EPIAO in treating cancer patients with chemotherapy-induced anemia. If approved, high-dose EPIAO will provide patients and physicians in China with a new, safe and more convenient treatment of anemia resulting from chemotherapy. Furthermore, we believe that the greater convenience provided by high-dose EPIAO treatment versus existing treatment options will be a key factor in helping to fuel the growth of the highly under-penetrated oncology market in China.”

About the Phase III Data

The Phase III study was a multi-center, randomized, active-controlled trial that enrolled 206 non-myeloid malignant tumor patients. The testing group, including 104 patients, was given 36,000 IU EPIAO subcutaneously once a week for eight weeks. The control group, including 102 patients, was given 10,000 IU EPIAO three times a week for eight weeks. The primary endpoint of the study was the improvement of the Hemoglobin level for > 1-2 g/dL compared to the baseline level. The trial result shows that 70% of patients on high-dose EPIAO injections had Hemoglobin improvement of at least 1-2 g/dL from baseline level, similar to those receiving three times per week dosing of 10,000 IU EPIAO. In addition, the patients were assessed with the peak Hemoglobin value, the nadir of Hemoglobin value, the time it took for the Hemoglobin level to increase for more than 1g/dL and 2g/dL, and the need for blood transfusion for each group. There was no significant difference between the two groups in these secondary endpoints.

In addition, the safety of high-dose EPIAO was comparable to the 10,000 IU EPIAO. The most common adverse effect related to high-dose EPIAO was low fever. The patients recovered within a short period of time.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at: www.3sbio.com.

###